SOUTH DAKOTA
SOYBEAN
PROCESSORS

August 28, 2008

Ms. Jill Davis
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: **South Dakota Soybean Processors, LLC**
Form 10-K for the Year Ended December 31, 2007
File No. 0-50253

Ms. Davis:

We are in receipt of your letter dated August 25, 2008, providing comments on our annual report filed on Form 10-K for the year ended December 31, 2007. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our reports, set forth below is your comment immediately followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Exhibit 31.1

1. We note paragraph four of your certifications does not reference whether you are responsible for establishing and maintaining internal controls over financial reporting. Please amend your filing to indicate, if true, that you are responsible for establishing and maintaining internal controls over financial reporting.

Response: Please see our amended Form 10-K/A which we filed with the Commission on August 29, 2008.

In connection with our response to the Commission's review letter, we acknowledge and understand all of the following:

1. That we are responsible for the adequacy and accuracy of the disclosure in our filings;

P.O. Box 500 • 100 Caspian Avenue, Volga, SD 57071-0500 • Phone 605-627-9240 FAX 605-627-5869

2. That the Commission's staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. That we may not assert Commission's staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This concludes our response to your review letter. We hope that we have satisfied your concerns and questions. If you have any questions or comments, please contact me at (605) 627-9240 or our legal counsel, Chris Lent, at (605) 336-3890. Thank you.

Sincerely,

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

Rodney Christianson, CEO